A copy of this preliminary short form prospectus has been filed with the securities regulatory authorities in each of British Columbia, Alberta and Ontario, but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary short form prospectus may not be complete and may have to be amended. The securities may not be sold until a receipt for the short form prospectus is obtained from the securities regulatory authorities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered hereby have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or the securities laws of any state of the United States (as defined in Regulation S under the U.S. Securities Act). Accordingly, except as permitted under the Underwriting Agreement (as defined herein), these securities may not be offered or sold, directly or indirectly, within the United States or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the U.S. Securities Act). This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States. See "Plan of Distribution".

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of Vizsla Resources Corp. at Suite 1001, 1030 West Georgia Street, Vancouver, British Columbia, V6E 3B9, telephone (604) 551-6770, and are also available electronically at www.sedar.com.

PRELIMINARY SHORT FORM PROSPECTUS

New Issue	June 2, 2020

VIZSLA RESOURCES CORP.

$4,020,500

9,350,000 Common Shares

This short form prospectus qualifies the distribution (the "Offering") of 9,350,000 common shares (the "Purchased Shares") of Vizsla Resources Corp. (the "Corporation" or "Vizsla") at a price of $0.43 per Purchased Share (the "Offering Price"). The Purchased Shares will be issued by the Corporation and sold pursuant to an Underwriting Agreement (the "Underwriting Agreement") dated as of June 2, 2020 between Canaccord Genuity Corp. (the "Underwriter") and the Corporation. The Offering Price was determined by arm's length negotiation between the Corporation and the Underwriter with reference to the prevailing market price of the common shares of the Corporation (the "Common Shares") and was publicly disclosed in a press release issued by the Corporation on May 27, 2020. See "Plan of Distribution".

The outstanding Common Shares are listed and posted for trading on the TSX Venture Exchange (the "TSXV") under the symbol "VZLA", on the Börse Frankfurt (Frankfurt Stock Exchange) (the "Frankfurt Exchange") under the symbol "0G3" and on the OTCQB® Venture Market by OTC Markets Group (the "OTCQB") under the symbol "VIZSF". On May 26, 2020, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSXV was $0.52, on the Frankfurt Exchange was €0.348 and on the OTCQB was US$0.3775. On June 1, 2020, the last trading day on the TSXV and the OTCQB prior to the date of this short form prospectus, the closing price of the Common Shares on the TSXV was $0.48 and on the OTCQB was US$0.3565. On May 29, 2020, the last trading day on the Frankfurt Exchange prior to the date of this short form prospectus, the closing price of the Common Shares on the Frankfurt Exchange was €0.306. The Corporation has applied to list the Purchased Shares and the Additional Shares (as defined below) distributed under this short form prospectus and the Underwriter's Shares (as defined below) on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

________________________________________

Price: $0.43 per Common Share

________________________________________

- ii -

		Underwriter's	Net Proceeds to the
	Price to the Public	Commission(1)	Corporation(2)

Per Purchased Share	$0.43	$0.0258	$0.4042

Total(3)(4)	$4,020,500	$241,230	$3,779,270

Notes:

(1) The Corporation has agreed to pay a cash commission (the "Underwriter's Commission") equal to 6% of the gross proceeds of the Offering to the Underwriter for its services in connection with the Offering, including in respect of any Additional Shares sold pursuant to the exercise of the Over-Allotment Option (as defined below). In addition, the Underwriter will also be entitled to receive, on the completion of the Offering, warrants (the "Underwriter's Warrants") to acquire that number of Common Shares (the "Underwriter's Shares") equal to 6% of the number of Purchased Shares sold pursuant to the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option, as applicable, at a price equal to the Offering Price for a period of 24 months following the Closing Date (as defined below). See "Plan of Distribution".

(2) After deducting the Underwriter's Commission, but before deducting the expenses of the Offering, estimated to be $300,000, which will be paid by the Corporation from the proceeds of the Offering.

(3) The Corporation has granted to the Underwriter an option (the "Over-Allotment Option"), exercisable in whole or in part at any time, for a period of 30 days following and including the Closing Date, to purchase up to an additional 1,402,500 Common Shares (the "Additional Shares") at a price of $0.43 per Additional Share to cover over-allotments, if any, made by the Underwriter in connection with the Offering and for market stabilization purposes. This short form prospectus also qualifies the grant of the Over-Allotment Option and the distribution of the Additional Shares upon exercise of the Over-Allotment Option. A purchaser who acquires Additional Shares that form part of the Underwriter's over-allocation position acquires such Additional Shares under this short form prospectus, regardless of whether the over- allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context otherwise requires, all references to the "Offering" and "Purchased Shares" in this short form prospectus include the Additional Shares. See "Plan of Distribution".

(4) If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriter's Commission and the net proceeds to the Corporation (before deducting expenses of the Offering (see note 2 above)), will be $4,623,575, $277,414.50 and $4,346,160.50, respectively. See "Plan of Distribution" and the table below.

Number of Common
Underwriter's Position	Shares Available	Exercise Period	Exercise Price

Over-Allotment Option	Up to 1,402,500	Any time for a period of	$0.43 per Additional
	Additional Shares	30 days following and	Share
including the Closing Date

Underwriter's Warrants(1)	Up to 645,150	Any time for a period of	$0.43 per Underwriter's
	Underwriter's Shares	24 months following the	Share
Closing Date

Note:

(1) This short form prospectus also qualifies the distribution of up to 645,150 Underwriter's Warrants issuable in connection with the Offering. See "Plan of Distribution".

Subject to applicable laws, the Underwriter may, in connection with the Offering, over-allot or effect transactions intended to stabilize or maintain the market price of the Common Shares at levels other than those which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Purchased Shares at a lower price than stated above. See "Plan of Distribution".

The Underwriter, as principal, conditionally offers the Purchased Shares, subject to prior sale, if, as and when issued by the Corporation and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement referred to under "Plan of Distribution" and subject to the approval of certain legal matters on behalf of the Corporation by Forooghian & Company Law Corporation and Koffman Kalef LLP and on behalf of the Underwriter by Cassels Brock & Blackwell LLP.

The Offering is being made in the provinces of British Columbia, Alberta and Ontario. The Purchased Shares will be offered in each of such provinces through the Underwriter or its affiliates who are registered to offer Purchased Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriter. Subject to applicable law, the Underwriter may offer the Purchased Shares in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriter. See "Plan of Distribution".

- iii -

Subscriptions for the Purchased Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about June 18, 2020, or on such other date as may be agreed upon by the Corporation and the Underwriter, but in any event not later than 42 days after the date of the receipt of the (final) short form prospectus (the "Closing Date"). The Purchased Shares, which shall include Purchased Shares issued to purchasers in the United States that are "qualified institutional buyers" ("Qualified Institutional Buyers") within the meaning of Rule 144A ("Rule 144A") under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), are expected to be issued and delivered under the book-based system through CDS Clearing and Depository Services Inc. ("CDS") or its nominee and deposited in electronic form on the Closing Date. Purchasers will only receive a customer confirmation from the registered dealer from or through which the Purchased Shares are purchased and who is a CDS participant. Purchased Shares, if any, acquired by Qualified Institutional Buyers in the United States may not be deposited into the facilities of the Depositary Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto. No definitive certificates will be issued unless specifically requested or required. See "Plan of Distribution".

The Underwriter is offering to sell and seeking offers to buy the Purchased Shares only in those jurisdictions where, and to persons whom, offers and sales are lawfully permitted. This short form prospectus is not an offer to sell or a solicitation of an offer to buy Purchased Shares in any jurisdiction in which it is unlawful. Prospective investors should be aware that the acquisition or disposition of the securities described in this short form prospectus may have tax consequences in Canada or elsewhere, depending on each prospective investor's specific circumstances. Prospective investors should consult with their own tax advisors with respect to such tax considerations.

Prospective investors should rely only on the information contained in this short form prospectus, including documents incorporated by reference herein. The Corporation and the Underwriter have not authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this short form prospectus. The information contained in this short form prospectus is accurate only as of the date of this short form prospectus and information contained in any document incorporated by reference herein is accurate only as of the date of that document, regardless of the time of delivery of this short form prospectus or any sale of the Purchased Shares. The Corporation's business, financial condition, results of operations and prospects may have changed since such date or dates.

Stuart Smith, a director of the Corporation, resides outside of Canada. Mr. Smith has appointed Forooghian & Company Corporate Services Inc. of Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6B 3A6 as his agent for service of process. Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Purchased Shares is highly speculative and involves a high degree of risk that should be carefully considered by prospective investors before purchasing such securities. The risks outlined in this short form prospectus and in the documents incorporated by reference herein should be carefully reviewed and considered by prospective investors in connection with an investment in such securities. See "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in this short form prospectus before purchasing the Purchased Shares.

The Corporation's head office is located at Suite 1001, 1030 West Georgia Street, Vancouver, British Columbia, V6E 3B9 and its registered office is located at Suite 1050, 400 Burrard Street, Vancouver, British Columbia, V6B 3A6.

- iv -

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus and documents incorporated by reference herein contain "forward looking statements" or "forward-looking information" within the meaning of applicable securities legislation. Forward-looking information contained herein is provided as of the date of this short form prospectus and the Corporation does not intend, and does not assume any obligation, to update this forward-looking information, except as required by applicable securities law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". Technical and scientific information are based on the assumptions and parameters set out herein, in the Technical Report (as defined below) and on the opinion of "qualified persons" (as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects). Forward-looking information is based on opinions, estimates and reasonable assumptions that have been made by the Corporation as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Vizsla to be materially different from those expressed or implied by such forward- looking information, including but not limited to, risks related to: possible changes to the use of proceeds of the Offering; the impact of general business and economic conditions; mining operations, including risks related to government and environmental regulation, unexpected events and delays during exploration, actual results of current and future exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of silver and gold; industry conditions, including fluctuations in the price of precious metals and other metals, fluctuations in foreign exchange rates and fluctuations in interest rates; stock market volatility; competition; community relations; risks, uncertainties and other factors relating to public health crises, including the evolving COVID-19 coronavirus ("COVID-19") pandemic and health crisis; as well as those factors discussed in the sections entitled "Risk Factors" in this short form prospectus and in the Annual Information Form (as defined below) and identified elsewhere in the Technical Report and other disclosure documents of the Corporation filed at www.sedar.com.

Forward-looking information in this short form prospectus includes, among other things, disclosure regarding: the Corporation's future outlook, the Offering, the closing of the Offering, the issuance of the Purchased Shares pursuant to the Offering as well as the information under the heading "Use of Proceeds". Forward-looking information has also been incorporated by reference through the Annual Information Form and other documents incorporated by reference herein, which include forward-looking information with respect to, among other things, the Corporation's corporate development and strategy.

Forward-looking statements are based on a number of material assumptions, which management of Vizsla believe to be reasonable, including but not limited to: the continuation of exploration and development activities at the Panuco Project (as defined below), that commodity prices will not experience a material adverse change, there will not be any increase in the severity of the COVID-19 pandemic, and such other assumptions as may be set out herein and in the documents incorporated by reference herein.

Although Vizsla has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

FINANCIAL INFORMATION

The financial statements of the Corporation incorporated by reference in this short form prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and are reported in Canadian dollars.

All currency amounts in this short form prospectus are expressed in Canadian dollars, unless otherwise indicated. References to "US$" are to United States dollars and references to "€" are to the Euro currency. On June 1, 2020, the indicative rate of exchange for the United States dollar in terms of Canadian dollars, as quoted by the Bank of Canada, was US$1.00 = $1.3630 or $1.00 = US$0.7337, and the indicative rate of exchange for the Euro in terms of Canadian dollars, as quoted by the Bank of Canada, was €1.00 = $1.5162 or $1.00 = €0.6595.

ELIGIBILITY FOR INVESTMENT

In the opinion of Koffman Kalef LLP, tax counsel to the Corporation, and Cassels Brock & Blackwell LLP, counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada) (the "Tax Act") and the regulations thereunder (the "Regulations"), provided that the Purchased Shares are listed on a "designated stock exchange" for the purposes of the Tax Act (which currently includes the TSXV) or the Corporation qualifies as a "public corporation" (as defined in the Tax Act) on the date of this short form prospectus, if issued on the date hereof, the Purchased Shares will be a "qualified investment" under the Tax Act and the Regulations for a trust governed by a "registered retirement savings plan", "registered retirement income fund", "tax-free savings account", "registered education savings plan", "registered disability savings plan" (collectively, "Registered Plans") or "deferred profit sharing plan" (as those terms are defined in the Tax Act).

Notwithstanding that the Purchased Shares may be a qualified investment for a Registered Plan, if the Purchased Shares are a "prohibited investment" within the meaning of the Tax Act for a Registered Plan, the holder, annuitant or subscriber of the Registered Plan (the "Controlling Individual"), as the case may be, will be subject to a penalty tax as set out in the Tax Act. The Purchased Shares generally will not be a prohibited investment for a Registered Plan if the Controlling Individual of the Registered Plan (a) deals at arm's length with the Corporation for the purposes of the Tax Act, and (b) does not have a "significant interest" (as defined in the Tax Act) in the Corporation. In addition, the Purchased Shares will not be a prohibited investment if the Purchased Shares are "excluded property" (as defined in the Tax Act) for a Registered Plan. Generally, a Controlling Individual will not be considered to have a "significant interest" in the Corporation provided that the Controlling Individual, together with persons with whom the Controlling Individual does not deal at arm's length, does not own, directly or indirectly, at any time in the year 10% or more of the issued shares of any class of the Corporation or of any corporation related to the Corporation (for purposes of the Tax Act).

Purchasers of the Purchased Shares should consult their own tax advisers with respect to whether Purchased Shares would be prohibited investments having regard to their particular circumstances.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar regulatory authorities in the provinces of British Columbia, Alberta and Ontario (the "Commissions"). Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary of the Corporation at Suite 1001, 1030 West Georgia Street, Vancouver, British Columbia, V6E 3B9 (telephone: (604) 551-6770). Copies of these documents are also available on the System for Electronic Document Analysis and Retrieval ("SEDAR") which can be accessed at www.sedar.com under the Corporation's profile.

The following documents of the Corporation, which have been filed with the Commissions, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

(a) the annual information form of the Corporation dated February 26, 2020 for the year ended April 30, 2019 (the "Annual Information Form"), except as otherwise updated in respect of the Panuco Project as indicated in the section entitled "Mineral Property" below;

(b) the audited annual consolidated financial statements of the Corporation for the year ended April 30, 2019 and the period from incorporation (September 26, 2017) to April 30, 2018, together with the notes thereto and the auditors' report thereon;

(c) the management's discussion and analysis of financial condition and results of operations of the Corporation for the year ended April 30, 2019 and the period from incorporation (September 26, 2017) to April 30, 2018;

(d) the condensed consolidated interim financial statements of the Corporation for the nine months ended January 31, 2020 and 2019, together with the notes thereto;

(e) the management's discussion and analysis of financial condition and results of operations of the Corporation for the nine months ended January 31, 2020 and 2019;

(f) the material change report of the Corporation dated May 27, 2020 in respect of the announcement of the Offering;

(g) the material change report of the Corporation dated December 20, 2019 in respect of the announcement of the closing of a non-brokered private placement for gross proceeds of $2,020,776;

(h) the material change report of the Corporation dated December 9, 2019 in respect of the announcement of the closing of the second tranche of a brokered private placement for gross proceeds of $376,600;

(i) the material change report of the Corporation dated November 14, 2019 in respect of the announcement of the entering into of an agreement with a syndicate of agents for a marketed private placement for gross proceeds of $4,000,000 and a non-brokered private placement for gross proceeds of $2,000,000;

(j) the material change report of the Corporation dated November 6, 2019 in respect of the announcement of the closing of the acquisition of Canam Alpine Ventures Ltd. ("Canam");

(k) the material change report of the Corporation dated September 25, 2019 in respect of the announcement of the entering into of a definitive share purchase agreement with Canam;

(l) the material change report of the Corporation dated June 6, 2019 in respect of the announcement of the closing of a non-brokered private placement for gross proceeds of $1,978,924;

(m) the management information circular of the Corporation dated April 18, 2019 with respect to the Corporation's annual general meeting held on May 23, 2019;

(n) the technical report titled "Technical Report on the Panuco Silver-Gold Project, Concordia, Sinaloa, Mexico" with an effective date of May 20, 2020 and prepared by Stewart Harris, P.Geo. of Harris Geological Services (the "Technical Report"); and

(o) the template version of the indicative term sheet dated May 27, 2020 in connection with the Offering (the "Marketing Materials").

Any document of the type referred to in section 11.1 of Form 44-101F1 Short Form Prospectus, if filed by the Corporation after the date of this short form prospectus and prior to the termination of the distribution under the Offering, shall be deemed to be incorporated by reference in this short form prospectus.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this short form prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this short form prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.

The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

MARKETING MATERIALS

The Marketing Materials do not form part of this short form prospectus to the extent that the contents of the Marketing Materials have been modified or superseded by a statement contained in this short form prospectus. Any "template version" of any "marketing materials" (each as defined in National Instrument 41-101 - General Prospectus Requirements) filed under the Corporation's profile on SEDAR at www.sedar.com after the date of this short form prospectus but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the Marketing Materials) is deemed to be incorporated by reference in this short form prospectus.

THE CORPORATION

The Corporation is a junior mineral exploration company focused on creating shareholder value through discovery. The Corporation has an option to acquire a 100% interest in the mineral property known as the "Panuco Silver-Gold Project" (the "Panuco Project") located in the Panuco-Copala mining district in the municipality of Concordia in the State of Sinaloa, Mexico, which interest the Corporation holds through its wholly-owned subsidiary, Canam. As of the date hereof, the only material property of the Corporation is the Panuco Project.

Further information regarding the Panuco Project and the business and operations of the Corporation can be found in the Annual Information Form and the other materials incorporated by reference into this short form prospectus. See "Documents Incorporated by Reference", "Mineral Property" and see also "Risk Factors" in this short form prospectus and the Annual Information Form.

RECENT DEVELOPMENTS

COVID-19

In December 2019, a strain of novel coronavirus, commonly referred to as COVID-19, was reported to have surfaced in Wuhan, China. COVID‐19 has since spread rapidly throughout many countries and, on March 11, 2020, the World Health Organization declared COVID‐19 to be a pandemic.

On March 23, 2020, the Corporation announced that it had executed an internal plan to ensure employee and stakeholder health and safety as well as minimal disruption to exploration operations at the Panuco Project. At that time, the Corporation intended to continue drilling activities with a heightened level of awareness for virus-related issues as well as a response plan for quarantine and hygiene. The Corporation also announced a community program to assist the local communities surrounding the Panuco Project with awareness and response to COVID-19, as well as the implementation of a work from home policy and travel freeze at the corporate level.

On March 30, 2020, the Mexican General Health Council declared a national health emergency and, on March 31, 2020, the Federal Health Ministry of Mexico issued extraordinary measures due to COVID-19 which prohibited non-essential activities until May 30, 2020.

In response to those measures, on April 2, 2020, the Corporation announced that it was postponing its exploration operations at the Panuco Project.

The Government of Mexico declared mining an essential industry on May 13, 2020 and also declared that it would permit a re-start of mining operations beginning on May 18, 2020 in certain municipalities with low or no COVID- 19 cases. On May 17, 2020, the Government of Mexico updated this advice and declared that mining operations would be permitted to re-start in all municipalities as of June 1, 2020. However, among other things, any such re- start would be dependent on developing acceptable protocols and plans for sanitary measures, training of personnel for safety in the workplace, readjustment of spaces and production processes for physical distancing, as well as the implementation of entrance restrictions, sanitation and hygiene in the workplace, as determined and required by the Ministry of Health in Mexico.

On May 21, 2020, in accordance with applicable governmental guidelines, the Corporation announced that it had remobilized exploration staff to the Panuco Project to prepare to re-start exploration and recommence the Corporation's maiden 14,500-metre drill program.

Having received the necessary approvals and in accordance with the guidelines imposed by the Government of Mexico, the Corporation re-started exploration work at the Panuco Project on June 1, 2020.

Vizsla and its exploration activities at the Panuco Project remain in compliance with applicable governmental guidelines and protocols and the Corporation will continue to monitor the situation closely and update the market as additional information becomes available. See also "Risk Factors - Public Health Crises, including the COVID-19 Pandemic".

Corporate Updates

On May 13, 2020, the Corporation announced that it had renegotiated the terms of one of the two underlying option agreements on the Panuco Project. Under the terms of the revised agreement, that option will be extended by one year. Additionally, the option period in respect of the other underlying option agreement was extended into 2022. The total option payments due between the date of announcement and the beginning of 2022 in respect of the Panuco Project were reduced from US$5,634,500 to US$1,480,000.

On April 14, 2020, Vizsla announced that the Common Shares would commence trading on the OTCQB at the open of market on April 14, 2020.

CONSOLIDATED CAPITALIZATION

There have not been any material changes in the share and loan capital of the Corporation since January 31, 2020, the date of the period end of the Corporation's most recently filed financial statements. The following table sets forth the consolidated capitalization of the Corporation as at January 31, 2020 and as at such date, on an adjusted basis, after giving effect to the issuance of the Purchased Shares in connection with the Offering as well as the issuance of other Common Shares subsequent to January 31, 2020. The table should be read in conjunction with the unaudited condensed consolidated interim financial statements of the Corporation for the nine months ended January 31, 2020 and 2019, including the notes thereto and the related management's discussion and analysis, incorporated by reference into this short form prospectus.

			As at January 31, 2020,
			after giving effect to the
		As at January 31, 2020,	Offering and the
		after giving effect to the	exercise of the Over-
	As at January 31, 2020	Offering (1) (2) (3)	Allotment Option(1) (2) (3)
	(unaudited)	(unaudited)	(unaudited)

Current Liabilities	$70,389	$70,389	$70,389

Long Term Liabilities	$4,867	$4,867	$4,867

Common Shares	57,877,968	68,753,573	70,156,073
	($12,922,663)	($16,787,179)	($17,354,070)

Convertible securities	12,007,997 warrants	11,093,392 warrants	11,177,542 warrants
	5,343,000 stock options	5,343,000 stock options	5,343,000 stock options

Notes:

(1) Reflects issuances of Common Shares subsequent to January 31, 2020 and unrelated to the Offering. See "Prior Sales - Common Shares".

(2) Share capital dollar amount reflects the deduction of the applicable Underwriter's Commission and the estimated expenses of the Offering.

(3) Assuming issuance of the Purchased Shares and the Underwriter's Warrants, but no exercise of the Underwriter's Warrants or any other outstanding convertible securities. See "Plan of Distribution".

USE OF PROCEEDS

The net proceeds to the Corporation from the Offering, after deducting the Underwriter's Commission of $241,230 (or $277,414.50 if the Over-Allotment Option is exercised in full) and expenses of the Offering estimated to be $300,000, are estimated to be $3,479,270 (or $4,046,160.50 if the Over-Allotment Option is exercised in full).

The net proceeds from the Offering (assuming no exercise of the Over-Allotment Option) are expected to be used by the Corporation as set out in the table below. Any net proceeds realized on exercise of the Over-Allotment Option are expected to be applied to working capital and general corporate matters.

Use of Proceeds	Approximate Amount
Drilling and exploration on the Panuco Project(1)	$2,500,000

Working capital and general corporate matters	$979,270

Total:	$3,479,270

Notes:

(1) The author of the Technical Report recommended a two-phase work program, the phase 1 work program comprising geological mapping and sampling to identify potential mineralized shoots, and the phase 2 work program comprising diamond drilling of targets identified by the mapping and sampling work carried out in the first phase. The Corporation plans to carry out the recommended phase 1 and phase 2 work programs as well as an expanded drilling and exploration program over the next 12 months using the majority of the net proceeds of this Offering as set out in the table above. See also "Mineral Property".

Stewart Harris, P.Geo. of Harris Geological Services is the "qualified person" who supervised the preparation of the above use of proceeds and is of the view that the proposed expenditure amount in respect of the drilling and exploration work proposed to be completed on the Panuco Project is reasonable.

The Corporation currently intends to spend the net proceeds of the Offering as stated in this short form prospectus. However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. The actual amount that the Corporation spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under "Risk Factors".

Until applied, the net proceeds will be held as cash balances in the Corporation's bank account or invested in certificates of deposit and other instruments issued by banks or obligations of or guaranteed by the Government of Canada or any province thereof. Unallocated funds from the Offering will be added to the working capital of the Corporation, and will be expended at the discretion of management.

During the fiscal year ended April 30, 2019 and the three- and nine-month periods ended January 31, 2020, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. As a result, certain of the net proceeds from the Offering may be used to fund such negative cash flow from operating activities in future periods. See "Risk Factors - Negative Operating Cash Flow and Additional Funding".

Business Objectives

The Corporation focuses on the advancement of the Panuco Project. The Corporation's main near-term objectives to be pursued with the net proceeds of the Offering, and which the Corporation expects to occur during the next 12 months, are (i) complete geological mapping and sampling at the Panuco Project to identify potential mineralized shoots, (ii) carry out diamond drilling of targets identified by such mapping and sampling work, and (iii) carry out an expanded drilling and exploration program. There is no assurance the foregoing goals and objectives will be achieved. The exploration and development of mineral projects are subject to a number of risks and uncertainties. See "Risk Factors".

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Underwriter has agreed to purchase, as principal, and the Corporation has agreed to issue and sell, subject to compliance with all necessary legal requirements and pursuant to the terms and conditions of the Underwriting Agreement, on the Closing Date, an aggregate of 9,350,000 Purchased Shares at the Offering Price, payable in cash to the Corporation against delivery of the Purchased Shares. The obligations of the Underwriter under the Underwriting Agreement may be terminated at its discretion on the basis of "disaster out", "regulatory out", "material change out" and "breach out" provisions in the Underwriting Agreement and may also be terminated upon the occurrence of certain stated events. The Underwriter is, however, obligated to take up and pay for all of the Purchased Shares if any of such Purchased Shares are purchased under the Underwriting Agreement.

The Corporation has granted the Underwriter the Over-Allotment Option, exercisable in whole or in part, at any time and from time to time, in the sole discretion of the Underwriter, for a period of 30 days from and including the Closing Date, to purchase up to an additional 1,402,500 Additional Shares, at the Offering Price, to cover over- allotments, if any, made by the Underwriter in connection with the Offering and for market stabilization purposes. The grant of the Over-Allotment Option and the Additional Shares issuable upon exercise of the Over-Allotment Option are qualified for distribution under this short form prospectus. A person who acquires Additional Shares forming part of the Underwriter's over-allocation position acquires such Additional Shares under this short form prospectus regardless of whether the over-allocation position is ultimately filled through the exercise of the Over- Allotment Option or secondary market purchases. If the Over-Allotment Option is exercised in full, the total price to the public, the Underwriter's Commission and the net proceeds to the Corporation (before payment of the expenses of the Offering) will be approximately $4,623,575, $277,414.50 and $4,346,160.50, respectively.

In consideration of the services to be rendered by the Underwriter in connection with the Offering, the Corporation has agreed to pay the Underwriter the Underwriter's Commission equal to 6% of the gross proceeds of the Offering, including in respect of any Additional Shares sold pursuant to the exercise of the Over-Allotment Option. In addition, the Underwriter will also be entitled to receive, on the completion of the Offering, Underwriter's Warrants to acquire that number of Underwriter's Shares equal to 6% of the number of Purchased Shares sold pursuant to the Offering, including any Additional Shares sold pursuant to the exercise of the Over-Allotment Option, as applicable, at a price equal to the Offering Price for a period of 24 months following the Closing Date. This short form prospectus also qualifies the distribution of the Underwriter's Warrants. The Offering Price and other terms of the Offering were determined by arm's length negotiation between the Corporation and the Underwriter, with reference to the prevailing market price of the Common Shares.

The Underwriting Agreement also provides that the Corporation will reimburse the Underwriter for certain expenses incurred in connection with the Offering and will indemnify the Underwriter, its affiliates and subsidiaries and their directors, officers, employees, shareholders, partners, agents and advisors against certain liabilities and expenses and will contribute to payments that the Underwriter may be required to make in respect thereof.

The Offering is being made in the provinces of British Columbia, Alberta and Ontario. The Purchased Shares will be offered in each of such provinces through the Underwriter or its affiliates who are registered to offer Purchased Shares for sale in such provinces and such other registered dealers as may be designated by the Underwriter. Subject to applicable law, the Underwriter may offer the Purchased Shares in the United States and such other jurisdictions outside of Canada and the United States as agreed between the Corporation and the Underwriter.

The Corporation has applied to list the Purchased Shares and the Additional Shares distributed under this short form prospectus and the Underwriter's Shares on the TSXV. Listing will be subject to the Corporation fulfilling all of the listing requirements of the TSXV.

The Underwriter proposes to offer the Purchased Shares initially at the Offering Price. After the Underwriter has made reasonable efforts to sell all of the Purchased Shares at such price, the Offering Price may be decreased, and further changed from time to time, to an amount not greater than the Offering Price. However, in no event will the Corporation receive less than net proceeds of $0.4042 per Purchased Share. If the selling price is reduced, the compensation received by the Underwriter will be reduced by the amount that the aggregate price paid by the purchasers for the Purchased Shares is less than the gross proceeds paid by the Underwriter to the Corporation. In addition, the Underwriter may offer selling group participation to other registered dealers that are satisfactory to the Corporation, acting reasonably, with compensation to be negotiated between the Underwriter and such selling group participants, but at no additional cost to the Corporation.

Pursuant to the Underwriting Agreement, the Corporation has agreed for the benefit of the Underwriter that it will not, directly or indirectly, issue or sell any Common Shares or financial instruments convertible or exercisable into Common Shares or announce any intention to do so until the date which is 90 days after the Closing Date without the prior written consent of the Underwriter, such consent not to be unreasonably withheld or delayed, except in conjunction with: (i) the grant or exercise of stock options and other similar issuances, in each case pursuant to the share incentive plan of the Corporation and other share compensation arrangements; (ii) the exercise of outstanding warrants; (iii) obligations of the Corporation in respect of existing mineral property agreements; (iv) pursuant to the Offering, including the Over-Allotment Option; and (v) the issuance of securities by the Corporation in connection with property or share acquisitions in the normal course of business.

Pursuant to the Underwriting Agreement, the Corporation has also agreed for the benefit of the Underwriter that it will use its best efforts to cause each of its directors, officers and principal shareholders to enter into lock-up agreements in a form satisfactory to the Corporation and the Underwriter, in both cases acting reasonably, to be executed concurrently with the closing of the Offering, pursuant to which each such person agrees, among other things, to not, for a period of 90 days from the Closing Date, directly or indirectly, offer, sell, contract to offer or sell, transfer, assign, grant or sell any option or warrant to purchase, lend, hypothecate, secure, pledge or otherwise transfer or dispose of any securities of the Corporation or any financial instruments convertible into, exercisable or exchangeable for, or that represent the right to receive, securities of the Corporation, whether through the facilities of a stock exchange, by private placement or otherwise, or make any short sale of, engage in any hedging transaction with respect to, or enter into any swap, forward or other transaction or arrangement that transfers all or a portion of the economic consequences associated with the ownership of such securities (regardless of whether any such transaction or arrangement is to be settled by the delivery of securities of the Corporation, securities of another person, cash or otherwise), agree to do any of the foregoing or publicly announce any intention to do any of the foregoing, subject to the exceptions negotiated by the Corporation and the Underwriter.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period ending on the date the selling process for the Purchased Shares ends, bid for or purchase Common Shares. The foregoing restrictions are subject to certain exceptions including: (i) a bid for or purchase of Common Shares permitted under the Universal Market Integrity Rules for Canadian Marketplaces administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market making activities; (ii) a bid or purchase made for or on behalf of a client, other than certain prescribed clients, provided that the client's order was not solicited by the Underwriter during the period of distribution, provided that the bid or purchase was for the purpose of maintaining a fair and orderly market and not engaged in for the purpose of creating actual or apparent active trading in, or raising the price of, such securities; and (iii) a bid or purchase to cover a short position entered into prior to the commencement of the prescribed restricted period. Consistent with these requirements, and in connection with the Offering, the Underwriter may over-allot or effect transactions that stabilize or maintain the market price of the Common Shares at levels other than those which otherwise might prevail on the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on the TSXV, in the over-the-counter market or otherwise.

Subscriptions for the Purchased Shares will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. It is expected that the closing of the Offering will occur on or about June 18, 2020, or on such other date as may be agreed upon by the Corporation and the Underwriter, but in any event not later than 42 days after the date of the receipt of the (final) short form prospectus. It is expected that the Purchased Shares distributed under this short form prospectus will be issued and delivered under the book-based system through CDS or its nominee and be deposited in electronic form with CDS on the Closing Date. Purchasers, including Qualified Institutional Buyers in the United States who are acquiring Purchased Shares pursuant to Rule 144A under the U.S. Securities Act, will receive only a customer confirmation from the registered dealer who is a CDS participant and from or through whom the Purchased Shares are purchased. Purchased Shares, if any, acquired by such Qualified Institutional Buyers in the United States may not be deposited into the facilities of the Depositary Trust Company, or a successor depository within the United States, or be registered or arranged to be registered, with Cede & Co. or any successor thereto. No definitive certificates will be issued unless specifically requested or required.

Offering in the United States

The Purchased Shares offered hereby have not been and will not be registered under the U.S. Securities Act or any securities or "blue sky" laws of any state of the United States. Accordingly, the Purchased Shares may not be offered, sold or delivered, directly or indirectly, within the United States except in transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States.

The Underwriter has agreed that, except as permitted by the Underwriting Agreement pursuant to transactions exempt from the registration requirements of the U.S. Securities Act and any applicable securities laws of any state of the United States, it will not offer or sell the Purchased Shares at any time within the United States as part of their distribution. The Underwriting Agreement permits the Underwriter to re-offer and re-sell the Purchased Shares that it has acquired pursuant to the Underwriting Agreement to Qualified Institutional Buyers in the United States in accordance with Rule 144A under the U.S. Securities Act and pursuant to similar exemptions under applicable state securities laws. Moreover, the Underwriting Agreement provides that the Underwriter will otherwise offer and sell the Purchased Shares outside the United States in accordance with Rule 903 of Regulation S under the U.S. Securities Act. The Purchased Shares that are sold in the United States will be "restricted securities" within the meaning of Rule 144(a)(3) of the U.S. Securities Act and will be subject to restrictions to the effect that such securities have not been registered under the U.S. Securities Act and may only be offered, sold or otherwise transferred pursuant to certain exemptions from the registration requirements of the U.S. Securities Act.

This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the Purchased Shares in the United States. In addition, until 40 days after the commencement of the Offering, an offer or sale of the Purchased Shares within the United States by any dealer, whether or not participating in the Offering, may violate the registration requirements of the U.S. Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the U.S. Securities Act and similar exemptions under applicable state securities law.

DESCRIPTION OF SECURITIES BEING DISTRIBUTED

The Corporation's authorized capital consists of an unlimited number of Common Shares without par value. The Corporation has no other classes of voting securities. As of the date hereof, the Corporation has 59,403,573 Common Shares issued and outstanding. As of the Closing Date of the Offering, and assuming no further Common Shares are issued upon the exercise of outstanding warrants or options, the Corporation will have 68,753,573 Common Shares issued and outstanding or, if the Over-Allotment Option is exercised in full, 70,156,073 Common Shares issued and outstanding. See "Consolidated Capitalization".

All of the authorized Common Shares are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Shareholders are entitled to receive notice of meetings of shareholders and to attend and vote at those meetings. Shareholders are entitled to one vote for each Common Share held of record on all matters to be acted upon by the shareholders. Shareholders are entitled to receive such dividends as may be declared from time to time by the board of directors of the Corporation, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Corporation, shareholders are entitled to receive pro rata the assets of the Corporation, if any, remaining after payments of all debts and liabilities. No Common Shares have been issued subject to call or assessment. There are no pre-emptive, conversion or exchange rights and no provisions for redemption, retraction, purchase for cancellation, surrender, or sinking or purchase funds. There are no provisions restricting the issuance of additional Common Shares or requiring a shareholder to contribute additional capital.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the Business Corporations Act (British Columbia).

As of the date of this short form prospectus, the Corporation has not declared dividends and has no current intention to declare dividends on its Common Shares in the foreseeable future. Any decision to pay dividends on its Common Shares in the future will be at the discretion of the Corporation's board of directors and will depend on, among other things, the Corporation's results of operations, current and anticipated cash requirements and surplus, financial condition, any future contractual restrictions and financing agreement covenants, solvency tests imposed by corporate law and other factors that the board of directors may deem relevant.

PRIOR SALES

Common Shares

The following table summarizes details of the Common Shares issued by the Corporation during the 12 months prior to the date of this short form prospectus.

Date	Security	Price	Number of Securities
June 6, 2019	Common Shares(1)	$0.15	13,192,829
September 5, 2019	Common Shares(2)	$0.15	2,500
September 11, 2019	Common Shares(2)	$0.15	10,373
October 10, 2019	Common Shares(2)	$0.15	16,000
October 11, 2019	Common Shares(2)	$0.15	98,228
October 11, 2019	Common Shares(3)	$0.25	60,195
October 17, 2019	Common Shares(2)	$0.15	8,333
October 21, 2019	Common Shares(2)	$0.15	16,671
October 24, 2019	Common Shares(2)	$0.15	126,354

Date	Security	Price	Number of Securities
November 5, 2019	Common Shares(4)	$0.395	6,250,000
November 22, 2019	Common Shares(2)	$0.15	7,416
November 25, 2019	Common Shares(5)	$0.25	100,000
November 28, 2019	Common Shares(1)	$0.40	9,058,500
December 4, 2019	Common Shares(6)	$0.41	250,000
December 5, 2019	Common Shares(1)	$0.40	941,500
December 13, 2019	Common Shares(3)	$0.25	154,706
December 20, 2019	Common Shares(1)	$0.40	5,051,939
December 20, 2019	Common Shares(5)	$0.25	133,333
January 13, 2020	Common Shares(3)(5)	$0.25	571,750
January 14, 2020	Common Shares(5)	$0.25	103,000
January 21, 2020	Common Shares(2)	$0.15	34,674
January 21, 2020	Common Shares(5)	$0.25	936,332
January 22, 2020	Common Shares(5)	$0.25	400,000
January 30, 2020	Common Shares(5)	$0.25	220,000
February 3, 2020	Common Shares(5)	$0.25	50,000
February 4, 2020	Common Shares(5)	$0.25	96,500
February 5, 2020	Common Shares(2)	$0.15	5,696
February 5, 2020	Common Shares(3)	$0.25	25,525
February 14, 2020	Common Shares(2)	$0.15	5,696
February 14, 2020	Common Shares(3)(5)	$0.25	563,963
March 3, 2020	Common Shares(5)	$0.25	200,000
April 23, 2020	Common Shares(5)	$0.25	70,000
May 14, 2020	Common Shares(7)	$0.40	33,225
May 20, 2020	Common Shares(5)	$0.25	443,000
May 25, 2020	Common Shares(5)	$0.25	32,000

Notes:

(1) Issued in connection with a private placement.

(2) Issued upon exercise of previously issued warrants of the Corporation.

(3) Issued upon exercise of agent's warrants issued in connection with a private placement completed on June 6, 2019.

(4) Issued in connection with the acquisition of Canam.

(5) Issued upon exercise of warrants issued in connection with a private placement completed on June 6, 2019.

(6) Issued upon exercise of stock options granted by the Corporation on November 26, 2019.

(7) Issued upon exercise of compensation options issued in connection with a private placement completed on November 28, 2019.

Warrants

The following table summarizes details of the warrants and compensation options issued by the Corporation during the 12 months prior to the date of this short form prospectus.

Date	Security	Exercise Price	Number of Securities
June 6, 2019	Warrants(1)	$0.25	13,192,829
June 6, 2019	Agent's Warrants(2)	$0.25	621,000
November 28, 2019	Compensation Options(3)	$0.40	543,510
December 5, 2019	Compensation Options(4)	$0.40	256,490
December 20, 2019	Agent's Warrants(5)	$0.40	88,200

Notes:

(1) Issued in connection with a private placement. Exercisable at $0.25 per Common Share until June 6, 2021.

(2) Issued to the agents in connection with a private placement. Exercisable at $0.25 per Common Share until June 6, 2021.

(3) Issued to the agents in connection with a private placement. Exercisable at $0.40 per Common Share until November 28, 2021.

(4) Issued to the agents in connection with a private placement. Exercisable at $0.40 per Common Share until December 5, 2021.
(5) Issued to the agents in connection with a private placement. Exercisable at $0.40 per Common Share until December 20, 2021.

Stock Options

The following table summarizes details of the stock options issued by the Corporation during the 12 months prior to the date of this short form prospectus.

Date	Security	Exercise Price	Number of Securities
June 13, 2019	Stock Options(1)	$0.17	1,318,000
November 26, 2019	Stock Options(2)	$0.41	250,000
December 24, 2019	Stock Options(3)	$0.56	460,000
December 30, 2019	Stock Options(4)	$0.69	1,480,000
January 7, 2020	Stock Options(5)	$0.72	105,000

Notes:

(1) Exercisable at $0.17 per Common Share until June 12, 2024.

(2) Exercisable at $0.41 per Common Share until November 26, 2024.

(3) Exercisable at $0.56 per Common Share until December 24, 2024.

(4) Exercisable at $0.69 per Common Share until December 30, 2024.

(5) Exercisable at $0.72 per Common Share until January 7, 2025.

TRADING PRICE AND VOLUME

TSXV

The outstanding Common Shares are listed and posted for trading on the TSXV and trade under the symbol "VZLA". The following table sets forth the high and low sale prices in Canadian dollars and trading volumes for the Common Shares on the TSXV for the previous 12 months (as reported by the TSXV) prior to the date of this short form prospectus.

Month	High $	Low $	Volume
June 1, 2020	0.51	0.46	496,864
May 2020	0.64	0.415	9,343,528

Month	High $	Low $	Volume
April 2020	0.52	0.31	6,847,813
March 2020	0.57	0.24	4,302,920
February 2020	0.78	0.47	3,865,203
January 2020	0.96	0.70	6,176,216
December 2019	0.78	0.44	3,105,307
November 2019	0.52	0.37	2,995,209
October 2019	0.50	0.36	5,565,314
September 2019	0.29	0.25	351,600
August 2019	0.33	0.19	577,891
July 2019	0.23	0.17	165,000
June 2019	0.18	0.14	463,500

On May 26, 2020, the last trading day prior to the public announcement of the Offering, the closing price of the Common Shares on the TSXV was $0.52. On June 1, 2020, the last trading day prior to the date of this short form prospectus, the closing price of the Common Shares on the TSXV was $0.48.

MINERAL PROPERTY

The Technical Report was filed by the Corporation on May 20, 2020. The following is the summary from the Technical Report prepared by Stewart Harris, P.Geo. of Harris Geological Services, who is a qualified person (see "Interest of Experts"), filed in connection with the Panuco Project. The following summary does not purport to be a complete summary of the Panuco Project and is qualified in its entirety with reference to the full text of the Technical Report, which is incorporated by reference in its entirety into this short form prospectus, and which is available for review under the Corporation's profile on SEDAR at www.sedar.com. Readers should read this summary in conjunction with the Technical Report.

The following summary supersedes the section of the Annual Information Form entitled "Material Mineral Projects - The Panuco-Copala Property" and the executive summary section of the technical report titled "Technical Report on the Panuco-Copala Project Concordia, Sinaloa, Mexico" with an effective date of October 22, 2019 (the "Prior Technical Report") included therein, and the Technical Report supersedes the Prior Technical Report which was incorporated by reference into the Annual Information Form.

Summary

Vizsla is earning an interest in the Panuco Project in the Panuco-Copala mining camp of Concordia, Sinaloa, Mexico. Vizsla closed a share purchase agreement to purchase Canam. Canam has two option agreements with two mining concession owners that comprise the Panuco-Copala mining camp of Concordia, Sinaloa, Mexico. The Panuco Project comprises 61 concessions optioned from Silverstone Resources S.A. de C.V. ("Silverstone") with a surface area of 4012 hectares and a further 43 concessions from Minera Rio Panuco S.A. de C.V. ("Rio Panuco") covering 1959 hectares. Historically, the district has been active for 460 years and the Silverstone owners are actively mining at a small scale.

The Panuco Project is hosted within the Sierra Madre Occidental ("SMO"), a northwest-trending continent-scale igneous belt that hosts most of Mexico's silver and gold production. The SMO comprises continental magmatism active from the Late Cretaceous to the Miocene that has been separated into two main episodes. The Lower Volcanic Complex ("LVC") represents intermediate intrusions and associated volcanic rocks that are associated with the Laramide orogeny that occurred from 80 to 50 million years ago ("Ma"). The LVC is capped by dominantly rhyolitic ignimbrites of the Upper Volcanic Supergroup ("UVS") that were extruded in two episodes; from ~35 to 20 Ma in two episodes. The western part of the SMO is cut by normal fault systems and related extensional basins that occur in a north-northwest trending belt extending from western Sonora to southern Nayarit. The basement to the SMO consists of Jurassic to Early Cretaceous folded metasedimentary and metavolcanic rocks and deformed granitoids.

At the property-scale, windows of basement rock comprise Carboniferous meta-arenite and slate and Cretaceous volcanic rocks of the LVC and Paleocene to Oligocene volcanic rocks interpreted to represent the UVS unconformably overlie the basement. These rocks are intruded by Laramide-equivalent granite to granodiorite. A series of rhyolite domes, andesite and rhyolite porphyries record a second episode of intrusive activity that is believed to be related to UVS rhyolites and ignimbrites.

Mineralization on the project is related to extensional faulting expressed as a series of northwest-trending fault structures. Two significant structures, the Animas-Refugio and Cordon del Oro demarcate the northeast and southwest margins of a graben. This setting of northwest-trending extensional basins with associated epithermal mineralization is also present in other productive mining districts in western Mexico, including Tayoltita - San Dimas 90 kilometres to the north. Mapping to date has traced an interpreted 75 kilometres of strike length of a number of epithermal quartz-sulphide veins on the Panuco Project.

Individual vein corridors up to 3.7 kilometres long have been mapped on the property and the individual veins range from decimeters to tens of metres in width. The most significant mineralization in the veins consists of quartz veins and hydrothermal quartz breccia with grey silica in the matrix and / or in clasts. The grey colour is due to the dissemination of fine-grained pyrite and argentite / acanthite but sphalerite and galena are also common. Bladed quartz pseudomorphs after calcite, which is indicative of boiling conditions, have been noted at a number of locations within the mineralized structures.

Documented mining exploration history is sparse but the most recent exploration programs were carried out by Rio Panuco from 1999-2001 and by Silverstone in 2007 and 2008. These most recent programs comprised 12,072.3 metres of drilling in 97 holes, however, additional drilling was also carried out for which no recorded data is available. Since July of 2019 Vizsla has been carrying out geological mapping and detailed sampling of known mineral occurrences. In addition, Vizsla commenced a diamond drilling program totaling 3084.5 metres in thirteen drill holes along the Animas - Refugio structure. Drilling by Vizsla to date has been productive and additional follow-up drilling is recommended for the Animas - Refugio structure.

A two-phase budget totaling $650,000 is recommended in the Technical Report. Phase 1 is for $150,000 to continue mapping and sampling of the Animas - Refugio, Cordon del Oro, and Cinco Señores - Napoleon structural corridors to identify mineralized shoots for drill testing. Phase 2 comprises a $500,000 budget for 1400 metres of drill testing of targets identified by the mapping and sampling.

RISK FACTORS

An investment in securities of the Corporation is highly speculative and involves significant risks. Any prospective investor should carefully consider the risk factors and all of the other information contained below and elsewhere in this short form prospectus (including, without limitation, the documents incorporated by reference, and specifically under the section entitled "Risks Factors" in the Annual Information Form) before purchasing any of the securities distributed under this short form prospectus. The risks described herein and therein are not the only risks facing the Corporation. Additional risks and uncertainties not currently known to the Corporation, or that the Corporation currently deems immaterial, may also materially and adversely affect its business.

Global Financial Conditions

In recent years, global financial markets have experienced increased volatility and global financial conditions have been subject to increased instability, resulting in a profound impact on the global economy. Many industries, including the mining sector, are impacted by these market conditions. Some of the key impacts of financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. These factors may impact the ability of the Corporation to obtain equity or debt financing and, if available, to obtain such financing on terms favourable to the Corporation. If these increased levels of volatility and market instability continue, the Corporation's operations and planned growth could be adversely impacted and the trading price of the securities of the Corporation may be adversely affected.

Public Health Crises, including the COVID-19 Pandemic

Vizsla's business, operations and financial condition could be materially adversely affected by public health crises, including epidemics, pandemics and/or other health crises, such as the outbreak of COVID-19. The current COVID- 19 global health pandemic is significantly impacting the global economy and commodity and financial markets. The full extent and impact of the COVID-19 pandemic is unknown and to date has included extreme volatility in financial markets, a slowdown in economic activity, extreme volatility in commodity prices (including precious metals) and has raised the prospect of a global recession. The international response to COVID-19 has led to significant restrictions on travel, social and physical distancing measures, temporary business closures, quarantines, global stock market volatility and a general reduction in consumer activity, globally. Public health crises, such as the COVID-19 outbreak, can result in operating, supply chain and project development delays that can materially adversely affect the operations of the Corporation. Operations at the Panuco Project could be further suspended as actions are taken in an effort to combat the spread of COVID-19. If the exploration or development of the Panuco Project is further suspended or delayed, it may have a material adverse impact on Vizsla's results of operations, financial condition and the trading price of the Common Shares.

The risks to Vizsla's business associated with COVID-19 include, without limitation, risks related to breach of material contracts, employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, prolonged restrictive measures put in place in order to control the pandemic and future outbreaks or other adverse public health developments globally and other factors that will depend on future developments beyond Vizsla's control, which may have a material and adverse effect on Vizsla's business, financial condition and results of operations. In addition, Vizsla may experience business interruptions as a result of suspended or reduced operations at the Panuco Project, relating to the COVID-19 outbreak or such other events that are beyond the control of Vizsla, which could in turn have a material adverse impact on Vizsla's business, operating results, financial condition and the market for its securities. As at the date of this short form prospectus, the occurrence of any further business disruptions and the financial impact of the COVID-19 outbreak cannot be reasonably estimated and it is unknown how Vizsla may be affected if the COVID-19 pandemic persists for an extended period of time.

Discretion in the Use of Proceeds

The Corporation currently intends to allocate the net proceeds received from this Offering as described under "Use of Proceeds" and such allocations are based on current expectations of management of the Corporation. However, management will have discretion in the actual application of the net proceeds and may elect to allocate net proceeds differently than is described under "Use of Proceeds" if management believes that it would be in the Corporation's best interests to do so. Shareholders may not agree with the manner in which management chooses to allocate and spend the net proceeds. Failure by management to apply these funds effectively could have a material adverse effect on the Corporation's business.

Dilution from Further Financings

The Corporation may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions and other projects. If the Corporation raises additional funding by issuing additional equity securities or convertible debt securities, such financings may substantially dilute the interests of shareholders of the Corporation and reduce the value of their investment.

Future Sales or Issuances of Securities

As stated above, the Corporation may sell additional equity securities or convertible debt securities in subsequent offerings and may issue additional equity securities or convertible debt securities to finance operations, development, exploration, acquisitions and other projects. As of the date hereof, the Corporation had 15,875,392 convertible securities outstanding, consisting of 10,532,392 warrants and 5,343,000 stock options. These securities may be exercised by the holders from time to time in accordance with their respective terms. Often holders of such securities will sell the underlying Common Shares following exercise of such securities. Further, the Corporation's shareholders may sell substantial amounts of securities of the Corporation following the Offering.

The Corporation cannot predict the size of future sales or issuances of equity securities or convertible debt securities or the effect, if any, that future sales and issuances of equity securities or convertible debt securities may have on the market price of the Common Shares. However, sales or issuances of a substantial number of equity securities or convertible debt securities, or the perception that such sales could occur, may adversely affect prevailing market prices for the Common Shares.

Liquidity and Capital Resources

The Corporation expects that the majority of the net proceeds from the Offering will be used to fund ongoing work programs to advance the Panuco Project. The Corporation will require additional financing over and above the Offering in order to meet its longer-term business objectives and there can be no assurances that such financing sources will be available as and when needed. Historically, capital requirements have been primarily funded through the sale of Common Shares. Factors that could affect the availability of financing include, but are not limited to, the progress and results of ongoing exploration at the Corporation's mineral properties, the state of international debt and equity markets, and investor perceptions and expectations of the global silver and gold markets. There can be no assurance that such financing will be available in the amount required at any time or for any period or, if available, that it can be obtained on terms satisfactory to the Corporation.

Negative Operating Cash Flow and Additional Funding

The Corporation is an exploration stage company with limited financial resources and has not generated cash flow from operations. During the fiscal year ended April 30, 2019 and the three- and nine-month periods ended January 31, 2020, the Corporation had negative cash flow from operating activities. The Corporation anticipates it will continue to have negative cash flow from operating activities in future periods until profitable commercial production is achieved at the Panuco Project. The Corporation is devoting significant resources to the development and acquisition of its properties; however, there can be no assurance that it will generate positive cash flow from operations in the future. To the extent that the Corporation has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. There can be no assurance that the Corporation will be able to generate a positive cash flow from its operations. In addition, there can be no assurance that additional funding will be available to the Corporation for the exploration and development of its projects. Furthermore, significant additional financing, whether through the issuance of additional securities and/or debt, will be required to continue the development of the Panuco Project. There can be no assurance that the Corporation will be able to obtain adequate additional financing in the future or that the terms of such financing will be favourable. Failure to obtain such additional financing could result in delay or indefinite postponement of further development of the Panuco Project.

Active Liquid Market for and Market Price of Common Shares

There can be no assurance that an active market for the Common Shares will be sustained after the Offering. Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance, underlying asset values or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. There can be no assurance that continual fluctuations in the market price of the Common Shares will not occur.

It may be anticipated that any quoted market for the Common Shares will be subject to market trends generally, notwithstanding any potential success of or developments with respect to the Corporation. The value of the Common Shares may be affected by such volatility. The market price of the Common Shares is also likely to be significantly affected by short-term changes in commodity prices, other mineral prices, currency exchange fluctuations and the Corporation's financial condition and results of operations as reflected in the Corporation's continuous disclosure. Further, the market price for the Common Shares may increase or decrease in response to a number of events and factors, including the performance of competitors and other similar companies, public reaction to the Corporation's public announcements and public filings with securities regulatory authorities, recommendations by research analysts who track the Corporation's securities or other companies in the resource sector, changes in general economic and/or political conditions, the arrival or departure of key personnel, the factors listed under the heading "Cautionary Note Regarding Forward-Looking Statements" and acquisitions, strategic alliances or joint ventures involving the Corporation or its competitors.

The Offering Price may not necessarily reflect the prevailing market price of the Common Shares following the Offering. If an active market for the Common Shares is not maintained, the liquidity of a shareholder's investment may be limited and the price of the Common Shares may decline below the Offering Price. If such a market is not maintained, investors may lose their entire investment in the Purchased Shares.

As a result of any of these factors, the market price for the Common Shares at any given point in time may not accurately reflect the long-term value of the Corporation. Securities class-action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation could in the future be the target of similar litigation and such litigation could result in substantial costs and damages and divert management's attention and resources, all of which could have a material adverse effect on the business, results of operations and financial condition of the Corporation.

The Corporation May Not Realize Its Strategy

As part of its strategy, the Corporation will continue existing efforts to locate and develop exploration properties with the goal of developing producing mines. A number of risks and uncertainties are associated with such properties and the Corporation may not realize the benefits anticipated. The acquisition and development of new mining properties is subject to uncertainties relating to capital and other costs and is subject to numerous risks, including financing, political, regulatory, design, construction, labor, operating, technical and technological risks. The failure to develop one or more of these properties successfully could have an adverse effect on the Corporation's financial position and results of operations.

INTEREST OF EXPERTS

The following are the names of each person or company who is named as having prepared or certified a report, valuation, statement or opinion described or included herein or in a document incorporated by reference, and whose profession or business gives authority to such report, valuation, statement or opinion:

1. MNP LLP provided an auditor's report in respect of the Corporation's consolidated financial statements for the year ended April 30, 2019 and the period from incorporation (September 26, 2017) to April 30, 2018. MNP LLP has advised that it is independent of the Corporation within the meaning of the Rules of Professional Conduct of the Institute of Chartered Professional Accountants of British Columbia.

2. Mr. Stewart Harris, P.Geo. of Harris Geological Services is the qualified person who authored the Technical Report and who reviewed and approved the scientific and technical information disclosed in this short form prospectus and documents incorporated by reference. To the knowledge of the Corporation, none of the author nor the firm he works with had an interest in any securities or other properties of the Corporation, its associates or affiliates as at the date of the Technical Report or as at the date hereof.

Each of Koffman Kalef LLP, tax counsel for the Corporation, and Cassels Brock & Blackwell LLP, Canadian counsel for the Underwriter, have provided its opinion on certain matters of Canadian law contained in this short form prospectus. As of the date hereof, the partners and associates of Koffman Kalef LLP and the partners and associates of Cassels Brock & Blackwell LLP, each as a group, own, directly or indirectly, in the aggregate, less than 1% or no securities of the Corporation.

STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment. In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages, if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal adviser.

C-1

CERTIFICATE OF THE CORPORATION

Dated: June 2, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta and Ontario.

VIZSLA RESOURCES CORP.

"Michael Konnert"	"Martin Bajic"
MICHAEL KONNERT	MARTIN BAJIC
Chief Executive Officer	Chief Financial Officer

ON BEHALF OF THE BOARD OF DIRECTORS

"Craig Parry"	"Simon Cmrlec"
CRAIG PARRY	SIMON CMRLEC
Director	Director

C-2

CERTIFICATE OF THE UNDERWRITER

Dated: June 2, 2020

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of each of the Provinces of British Columbia, Alberta and Ontario.

CANACCORD GENUITY CORP.

              "David Sadowski"

DAVID SADOWSKI

Managing Director, Investment Banking